Exhibit 4.1

CONVERTIBLE BOND PURCHASE AGREEMENT

THIS CONVERTIBLE BOND PURCHASE AGREEMENT, dated as of June 23, 2016 (this “Agreement”), is entered into by and between China United Insurance Service, Inc., a corporation having its having its business office at 7F., No. 311, Sec. 3, Nanjing E. Rd., Shongshan Dist., Taipei City 105-95, Taiwan (the “Company”) and HAI-LONG, HUANG (the “Purchaser”, and together with the Company, the “Parties”).

WHEREAS, the Company desires to sell to the Purchaser, and the Purchaser desires to purchase from the Company, a certain principal amount of the Company’s 2016-CB-01 bonds, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the mutual covenants contained herein and the mutual benefits to be derived therefrom, the Parties agree as follows:

On the terms and subject to the conditions of this Agreement, the Purchaser hereby agrees to purchase from the Company and the Company hereby agrees to sell, transfer and deliver to the Purchaser the 2016-CB-01 bonds a price of $200,000.00 in cash (the “Purchase Price”).

1.	“Bonds” means the China United Insurance Services, Inc. 2016-CB-01 Bonds.

2.	The issue date of Bonds shall be 2016/5/1-2016/9/30.

3.	Per unit of the Bond is $ 100,000, and the total circulation of the Bond is 10 million dollars.

4.

4.1	The Bonds shall be two-year convertible bonds. The issuance date of the Bond shall be determined by the execution date of this Agreement or the date of upon the receipt of the Purchase Price from the Purchaser, whichever is later (“Issuance Date”), and interest shall accrue on the Bond from such date. The “Maturity Date” shall be two years from the issuance date, the Purchaser shall elect to redeem all of the Bonds or elect to convert the Purchaser Prince into common shares of the Company (“Common Shares”) according to the Section 7 of this Agreement.

4.2	The Purchaser shall have delivered to the Company a completed and executed IRS W-8 Form and remit the Purchase Price to the Company. The Company reserves the right to evaluate the qualifications of Purchaser’s purchase and the Company will execute this Agreement once the evaluation is confirmed. The Purchaser shall provide the required information or remit the Purchase Price to the Company within 10 days upon receipt the notice sent by the Company, the Company will reject the Purchaser’s purchase if the Purchase fails to fulfill such duties pursuant to which notice. The Company will remit the amount paid by the Purchaser within five days without interest to the Purchaser’s paying account, and any fees or tax regarding this transaction shall be paid by the Purchaser.

5.

5.1	Interest Rate shall be, during the period commencing on the Issuance Date and ending on the Maturity Date, eight percent (8%) per year (“Interest Rate”).

5.2	Interest on this Bond shall commence accruing at the Interest Rate from and including the Issuance Date and shall be computed on the basis of a three hundred and sixty (360)-day year comprised of twelve (12) thirty (30)-day months and shall be payable quarterly in arrears on January 5, April 5, July 5 and October 5 of each year (each, an “Interest Payment Date”). Interest shall be payable on each Interest Payment Date, to the Purchaser of this Bond as recorded in the register held by the Company, and any fees or tax regarding this transaction shall be paid by the Purchaser.

6.

6.1	On the Maturity Date, the Purchaser shall elect to redeem all of the Bonds or elect to convert the Purchaser Prince into Common Shares according to the Section 7 of this Agreement.

6.2	The Company will notify Purchaser at least 2 months prior to the Maturity Date by registered mail, and the Purchaser shall elect to redeem all of the Bonds or elect to convert the Purchaser Prince into Common Shares by registered mail by the deadline pursuant to which notice. It shall be deemed that the Purchaser elect to redeem all of the Bonds in the event that the Purchase fail to reply to the Company.

6.3	In the event that the Purchase elect to redeem all of the Bonds, the Company shall redeem the principal amount of the Bonds plus the sum of any accrued and unpaid Interest to the Purchaser within five days upon receipt the reply from the Purchaser, and any fees or tax regarding this transaction shall be paid by the Purchaser.

6.4	In the event that the Purchaser elects to convert the Purchaser Prince into Common Shares, the Conversion Rate shall be determined according to the Conversion Rate ruled in Section 7 of this Agreement. The Company shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, the number of Common Shares to be delivered to the Purchaser shall be rounded down to the preceding whole number. The Purchaser shall pay any and all transfer, stamp and similar taxes which are required to be paid in connection with the issuance and delivery of Common Shares upon conversion. The Company shall issue common shares for such conversion.

6.5	The Purchaser shall notify the Company his/her own securities account along with the election to convert the Purchaser Prince into Common Shares. If the Purchaser fails to notify upon receipt of the notice sent by the Company, the Company would deliver the certificate in hard copy to the Purchase by registered mail. The Purchaser shall pay any and all transfer and stamp which are required to be paid in connection with the issuance and delivery of such certificate.

6.6	The Common Shares issuable above will be registered under the Securities Act, and they may be offered, sold, pledged or otherwise transferred therefrom.

6.7	Unless subject to the provisions of Section 9, the Purchaser shall not be entitled to convert any portion of the amount of Purchase Price into Common Shares or redeem all of the Bonds prior to the Maturity Date.

7.	Conversion price shall be the average closing trading price in the market for the 10 business days immediately prior to the Maturity Date and be multiplied by a conversion ratio at 80%. If the Company at any time on or prior to the Issuance Date subdivides (by any stock dividend, stock split, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced.

8.	The Purchaser acknowledges and agrees that the Purchaser has had the opportunity to review this Agreement in 7 days after it is effective. The Purchaser has the right to revoke this Agreement or withdraw potion of the Purchase Price by notifying the Company by registered mail during the period set forth above. The Company will remit the amount in full or in part paid by the Purchaser within fifteen days without interest to the Purchaser’s paying account, and any fees regarding this transaction shall be paid by the Purchaser.

9.

9.1	After this Agreement is effective, if the Purchaser has not exercised the right set forth in Section 8, the Purchase shall not revoke this Agreement or exercise the right ruled in Section 6.1.

9.2	In the event any termination of this Agreement which is attributable to the Purchaser, and the Purchaser plans to redeem the Purchase Price in full the written notice shall be sent via registered mail to the Company. The termination date will be upon the date of receipt of such notice by the Company. The Company will deduct the penalty and remit the remaining amount to the Purchase within 15 days of the termination date, and any fees regarding this transaction shall be paid by the Purchaser.

9.3	After this Agreement is terminated, the interest shall be stopped accruing and the current interest and portion of the Purchase Price as the penalty shall be deducted. The penalty is rule in Section 9.4 hereinafter.

9.4	Penalty

Holding Period from effective date (“X”)	Penalty (% of Purchase Price)
X < 6 months	40%
6 months < X < 12 months	30%
12 months < X < 18 months	20%
18months < X < 24 months	10%

9.5	Any termination based on applicable laws or regulations or by a order issued by the competent authority, this Agreement shall be terminated with immediate effect. If the competent authority requests the Company to return the sold Bonds, the Company shall return the full Purchase Price to the Purchaser without interest.

9.6	The Purchaser hereby covenants and represents and warrants to the Company that this Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms. If any termination due to the breach of this Section 9.6, the Company will deduct the penalty according to the Section 9.4 and remit the remaining amount to the Purchase, and any fees regarding this transaction shall be paid by the Purchaser.

10.

10.1	Each party may not assign or transfer this Agreement, in whole or in part, by operation of law or otherwise, without the other party’s express prior consent.

10.2	Any waiver, modification, addendum or amendment of any provision of this Agreement will be effective only if in writing and signed by duly authorized representatives of each party.

10.3	This Agreement, including all appendices and attachments hereto, constitutes the complete and exclusive understanding.

10.4	This Agreement between the parties regarding its subject matter and supersedes all prior or contemporaneous agreements or understandings, whether written or oral, relating to its subject matter.

10.5	The parties agree that this Agreement or all disputes arising out of this Agreement, which will be settled in an amicably way.

10.6	This Agreement will be governed by and construed in accordance with the laws of Republic of China, excluding its conflict of laws principles.

10.7	This Agreement will be executed in two copies; one for each party.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first written hereinabove.

China United Insurance Service, Inc.	Purchaser

By:	By:

Name:	Name:

Title:	Title:

Date:	Date: